

September 8, 2010

Mr. Adam Suttin
President
JWC Acquisition Corp.
111 Huntington Avenue
Boston, MA 02199

>   **Re: JWC Acquisition Corp.**
>   **Registration Statement on Form S-1**
>   **File No. 333-168798**
>   **Filed August 12, 2010**

Dear Mr. Suttin:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance from FINRA.

2.   Please advise us whether you are registering your securities under Section 12 of the Exchange Act.

3. In several places of the prospectus you address what appear to be fundamental features of your blank check structure, such as "not effectuat[ing] a business combination with another blank check company or a similar company with nominal operations." As another non-exclusive example, you state that if you do not seek a shareholder vote you "will file tender offer documents" containing "substantially the same financial and other information" as is required under Regulation 14A. Please revise where appropriate to indicate, if true, that you intend these and similar features to be binding on you, and identify where they are located, such as your charter documents.

4. In this regard, we note the statement on page 16 regarding a provision under which, "[t]raditionally, blank check companies would not be able to consummate a business combination." Please revise to provide disclosure where appropriate to identify the principal features of your blank check offering that are inconsistent with traditional offerings. Please use bullet points or graphs to clearly describe the differences and provide qualitative disclosure addressing the extent to which the changes are designed to or have the effect of ensuring completion of the transaction or minimizing the ability of public shareholders to affect whether or not a particular merger is completed.

5. We note your statement that, in the event you complete a deal with a related party, you will obtain a fairness opinion from an independent investment banking firm that is also a FINRA member. For avoidance of doubt, please clarify whether you consider Sawaya Segalas independent for purposes of this statement.

Prospectus Cover Page

6. We note the disclosure in several places in the registration statement to the effect that you do not have any specific business combination under consideration, and that you have not contacted any prospective target business or had any substantive discussions with respect to such a transaction. In light of the business activities carried out by your management, please disclose all actions undertaken by all persons and affiliated entities or parties working towards the identification of an acquisition candidate, including research, informal discussions or other measures, directly or indirectly, to identify or contact a target business.

7. We note the statement regarding "any amounts necessary to purchase up to 15% of our public shares if we seek stockholder approval of our business combination." With a view to clarifying disclosure in the summary and elsewhere regarding provisions inconsistent with traditional blank check offerings, please advise us of the mechanics and sources for this provision.

Summary, page 1

8. We note several promotional statements about your management team and its experience, including "expertise in the consumer sector," "the substantial deal sourcing, investing and operating expertise of your management team," "[o]ur management team has generated

attractive investment returns through an operationally intensive approach," and "[m]embers of our management team have long and successful records of building stockholder value." Please revise to provide balanced disclosure and quantitative and qualitative disclosure that briefly places these statements in context.

9. Currently your Summary is 21 pages long, contains numerous lengthy and complex paragraphs, repeats information verbatim from elsewhere in your document, and does not present the key aspects of your offering in clear, plain language. Please revise accordingly. See Item 503(a) of Regulation S-K.

10. We note the disclosure in the first full paragraph on page two regarding "controlling interest." Please clarify whether you may consider or enter into a transaction in which the public shareholders represent a minority interest in the combined equity of the entity following the transaction.

11. We note your statement on page 12 that you may elect to increase the initial amount held in trust. Please clarify whether you may elect to decrease such amounts held in trust and advise us of the timing for making either election.

12. We note that there are several scenarios whereby investors may redeem or sell back their shares, including, redemption pursuant to a tender offer, redemption following a shareholder vote, and so forth. It is difficult to follow and compare the payouts to redeeming and selling shareholders under these circumstances. In an appropriate location later in your document please add a table explaining each of the various scenarios including an explanation of how the payment is calculated, what the per share payment would initially be pursuant to such calculations, and the impact to your remaining shareholders.

13. Please revise this discussion to more clearly and succinctly explain the various scenarios presented, rights afforded shareholders, information you will provide to them and restrictions you will or will not operate under. Consider providing this information in tabular format to assist the reader.

14. Please clarify whether a redeeming shareholder must vote against your proposed transaction in order to exercise its rights, in the event that you present your transaction for a shareholder vote. Also, please clarify whether there is any redemption threshold imposed on you by your offering document that would prevent you from consummating a deal.

15. We note the reference on page 17 to shareholders experiencing a reduction in book value per share in the event that you pay other shareholders a premium in a private transaction. Please clarify the extent to which this would reduce the trust fund proceeds and per share redemption payable to remaining shareholders. Please clarify whether there is any limit on the amount of shares you may acquire privately or the price per share you will pay. We may have further comment.

16.   Please revise the left margin heading on page 17 referring to 10% limitation on redemption rights to better reflect the text of the paragraph.

17.   We note the disclosure on page 19 regarding J.W. Childs' agreement to be liable for claims. Please revise to indicate if your officers have entered into similar agreements.

18.   Please revise your discussion under Risks on page 21 to briefly identify the most significant risks and variations compared to the more traditional special purpose acquisition structure. This might include your ability to consummate a deal without a shareholder vote and your lack of a specific maximum conversion threshold. To assist the reader, please provide this in a short bulleted list.

19.   With respect to disclosure regarding liquidation, please revise to briefly explain the approximate timeframe you estimate to be "as promptly as reasonably possible."

Summary Financial Data, page 22

20.   We note from your disclosure on page F-8 that a portion of shares of common stock will be classified as temporary equity upon the completion of the Public Offering. Please revise your stockholder's equity in the "as adjusted" column to separately present the amount of temporary equity that is subject to conversion.

Risk Factors, page 23

21.   In the last sentence of the introductory paragraph you make reference to "specific factors, including the risks described below." It is unclear whether you refer to other factors not described in your document. Please revise or advise.

22.   Please revise your page 26 risk factor "Our purchases of common stock …" to improve its clarity and separate out unique risks. It appears that the third bulleted consequence should be a separate risk factor.

23.   Consider revising the page 28 risk factor "Our securities will be quoted on the Over-the-Counter Bulletin Board" to address the principal differences in blank check offering listing standards.

24.   On page 39 you indicate that your articles will limit the doctrine of corporate opportunity as it applies in certain circumstances. In an appropriate location, please summarize the scope and application of this provision. List all circumstances under which it would apply.

25.   With a view to revised disclosure on page 45, advise us whether you undertake any obligation to ensure that the warrants will be exercisable under state law during the redemption period.

26.   We note the last sentence in your page 46 risk factor "There is currently no market for our securities …" Please advise us of the anticipated timing of market trading and closing of the transaction.

Use of Proceeds, page 50

27.   Please revise to address the use of funds for commitment fees for financing, fees to consultants to assist with search for a target business, funding of a "no-shop" provision as appropriate.

28.   Please quantify your page 52 statement, assuming a hypothetical change to the offering size and the mid-point of the range, that "[i]f the underwriters exercise their over-allotment option or the size of this offering is increased, the maximum amount of interest income we may withdraw from the trust will proportionately increase."

Management's Discussion and Analysis, page 59

29.   Please revise to clarify and quantify in approximate terms the estimated franchise and income taxes.

30.   Please revise to address the current economic environment generally and for entities such as yours and any other known trends, demands or contingencies.

31.   Please revise to clarify how the $2.25 million available for out of pocket expenses is "subject to adjustment."

Proposed Business, page 64

32.   On pages 66-67 you present a list of various investments previously led by members of your management team. However, it is unclear how you selected these particular investments for your disclosure or whether they are representative of management's overall investment track record during the relevant period. Please advise us how this list was generated and balance your disclosure against instances where your investments lost value, if any.

33.   We note your statement on page 74 that a redemption made pursuant to the tender offer rules "will be made to all of [y]our stockholders, not just [y]our public stockholders." Please highlight the potential impact of this statement to the investors in your initial public offering, including the potential impact it may have on the proceeds held in trust.

34.   To the extent possible, please revise this section to avoid repetition.

35.   We note numerous statements throughout this section indicating that your sponsor has agreed to certain actions or to waive certain rights. Please file these agreements.

Management, page 87

36.   Please revise to address the extent to which your officers, directors and promoters are or have been involved in similar blank check offerings.

37.   Please disclose the name(s) of your promoters.

Conflicts of Interest, page 90

38.   We note your statement on page 90 that your officers have agreed, pursuant to written agreements to present to you for your consideration, prior to the presentation to any other entity, any business opportunity with an enterprise value of $100 million or more, "subject to any pre-existing fiduciary or contractual obligations." Please clarify whether your directors or promoters will sign similar agreements and file all agreements. Also, please revise your disclosure to address all applicable material pre-existing fiduciary or contractual obligations which will take priority over you.

Principal Stockholders, page 94

39.   Please disclose the natural person(s) with voting and dispositive control over the shares owned by JWC Acquisitions, LLC.

Description of Securities, page 99

40.   We note your statement on page 102 directing investors to review a copy of the warrant agreement "for a complete description of the terms and conditions" applicable to the warrants. Your revised disclosure should be consistent with your obligation to provide a complete description of the material terms and conditions in this section. Please revise accordingly.

Material U.S. Federal Tax Considerations, page 108

41.   Please advise us if you will be providing a short or long form tax opinion.

Notes to Financial Statements, page F-7

42.   Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

Note 4. Related Party Transactions, page F-11

43.   We note that you will sell warrants to your Sponsor for $0.75 per warrant. Please disclose how you intend to value these warrants. To the extent that your analysis is based

on the trading prices of warrants for similarly situated public companies, explain why you believe that your offering is comparable to the selected companies. In addition, disclose whether you believe that the sale of the sponsor warrants will result in share-based compensation expense, along with the major assumptions supporting your conclusion.

44.   We note the forfeiture features of your Earnout Shares. Please describe to us the purpose of these forfeiture features and how you intend to account for these features. In your response, tell us how you considered FASB ASC 718-10-S99-2 in determining how to account for these features.

Part II

Item 15

45.   We note your statements in the second paragraph that "the equity holders will be accredited investors … [and that the] sole business of [y]our sponsor is to act as the company's sponsor in connection with this offering." It is unclear why the statement regarding the status of your sponsor's investors used "will be" instead of "is." Please advise. Also, please confirm whether the sponsor has any assets other than its investment in you that would enable it to meet its obligations to indemnify the trust account pursuant to its agreement with you.

Item 16

46.   We note that you have not filed many of your exhibits. Please note that we review and frequently comment upon these exhibits. Please allow sufficient time to resolve these comments.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Any questions regarding the accounting comments may be directed to Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: Bernard Kramer
Fax: (212) 547-5444